NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	December 4, 2013
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

KELSO FILES FORM 20-F/A AMENDMENT NO. 3 TO REGISTRATION STATEMENT WITH SEC

Vancouver, British Columbia and Lisle, Illinois, – The Company announced today that it has filed an amendment to its Registration Statement on Form 20-F/A (Amendment No. 3) to register its common shares (the “Shares”) with the United States Securities and Exchange Commission (the “SEC”). The original Registration Statement on Form 20-F was filed with the SEC on August 29, 2013, the first amendment to the Registration Statement on Form 20-F/A (Amendment No. 1) was filed with the SEC on October 23, 2013 and the second amendment to the Registration Statement on Form 20-F/A (Amendment No. 2) was filed with the SEC on November 21, 2013. The registration of the Shares with the SEC remains subject to SEC approval. See the Company’s news releases dated August 29, 2013, October 23, 2013 and November 21, 2013.

The Form 20-F/A Amendment No. 3 is available on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

About Kelso Technologies

Kelso is a railroad equipment supplier that produces and sells proprietary tank car components used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the registration of will be subject to SEC approval. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “continue”, and “targets”, or variations of such words and phrases. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the SEC may not permit the Company to register its securities with the SEC upon the Form 20-F/A becoming effective. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX
Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com